                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. _________)*


                            Forrester Research, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    34653109
                          -----------------------------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

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--------------------                                         -------------------
 CUSIP NO. 34653109                 13G                       PAGE 2 OF 5 PAGES
--------------------                                         -------------------


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George F. Colony
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)  [  ]
                                                                      (b)  [  ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Massachusetts
--------------------------------------------------------------------------------
                                   5.   SOLE VOTING POWER

             NUMBER OF                  6,000,000 shares**
              SHARES               ---------------------------------------------
           BENEFICIALLY            6.   SHARED VOTING POWER
             OWNED BY
               EACH                ---------------------------------------------
            REPORTING              7.   SOLE DISPOSITIVE POWER
              PERSON
               WITH                     6,000,000 shares**
                                   ---------------------------------------------
                                   8.   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,001,000 shares**
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN         [  ]
     SHARES*

--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     72.3%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

** Mr. Colony is the direct owner of 6,000,000 and the indirect owner of 1000 shares of Forrester Research, Inc. (the "Company") common stock, par value $.01 per share (the "Common Stock"). The 1000 shares indirectly held by Mr. Colony are owned by Mr. Colony's wife. Mr. Colony disclaims beneficial ownership of 1000 shares held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purpose of
Section 16 under the Securities Exchange Act of 1934, as amended.



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ITEM 1.

     (a)  Name of Issuer:
          --------------

          Forrester Research, Inc.


     (b)  Address of Issuer's Principal Executive Offices:
          -----------------------------------------------

          1033 Massachusetts Ave.
          Cambridge, Massachusetts  02138

ITEM 2.

     (a)  Name of Person Filing:
          ---------------------

          George F. Colony


     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          c/o Forrester Research, Inc.
          1033 Massachusetts Ave.
          Cambridge, Massachusetts  02138


     (c)  Citizenship:
          -----------

          Massachusetts


     (d)  Title of Class of Securities:
          ----------------------------

          Common Stock, $.01 par value per share


     (e)  CUSIP Number:
          ------------

          34653109

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b):

     Not Applicable

ITEM 4.

     (a)  Amount beneficially owned:
          -------------------------

          6,001,000 shares**

     (b)  Percent of Class:
          ----------------

          72.3%

     (c)  Number of shares as to which such person has:
          --------------------------------------------

          (i)  sole power to vote or to direct the vote:

               6,000,000 shares**

         (ii)  shared power to vote or to direct the vote:


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        (iii)  sole power to dispose or to direct the disposition of:

               6,000,000 shares**

         (iv)  shared power to dispose or to direct the disposition of:



ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     Not Applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

     Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

     Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

     Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

     Not Applicable.

ITEM 10.  CERTIFICATION:

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

** Mr. Colony is the direct owner of 6,000,000 and the indirect owner of 1000 shares of Forrester Research, Inc. (the "Company") common stock, par value $.01 per share (the "Common Stock"). The 1000 shares indirectly held by Mr. Colony are owned by Mr. Colony's wife. Mr. Colony disclaims beneficial ownership of 1000 shares held by his wife, and this report shall not be deemed an admission that Mr. Colony is the beneficial owner of such securities for purpose of
Section 16 under the Securities Exchange Act of 1934, as amended.


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     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                        By:/s/ George F. Colony
                                           ----------------------------
                                           Name: George F. Colony




February 13, 1997




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